Via Facsimile and U.S. Mail
Mail Stop 6010

August 27, 2008

Christopher R. Sachs
Chief Accounting Officer
Hartville Group, Inc.
3840 Greentree Avenue SW
Canton, OH 44706

Re: Hartville Group, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Filed June 5, 2008
Form 10-Q for the Quarterly Period ended March 31, 2008
Filed May 15, 2008
Form 10-Q for the Quarterly Period ended June 30, 2008
Filed August 14, 2008
File Number: 000-51993

Dear Mr. Sachs:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2007

Management's Discussion and Analysis or Plan of Operation
Results of Operations, page 10

1. You disclose that commission income increased by approximately $1.5 million as a result of reducing "a liability which the Company had established in fiscal year 2005 for prior years' treaties, where certain new facts and circumstances occurred during fiscal year 2006 eliminating the need for such liability." Please revise your disclosure to address the following:

   - The facts and circumstances that caused the Company to establish the liability in fiscal year 2005;
   - The treaty years affected;
   - The nature of the new facts and circumstances that occurred during fiscal year 2006 that the eliminated the need for the liability; and,
   - Clarify why the elimination of the liability is commission income.

Critical Accounting Policies
Reserves for Future Losses, page 16

2. You disclose that you utilized an independent actuary for your determination of reserves. While you are not required to make this reference, when you do, you must also disclose the name of the independent actuary. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, also include the consent of the independent actuary.

3. Please revise your disclosure to address the following:
   - Whether or not management receives loss reserve estimates from the ceding company;
   - How you determine the reserve amounts provided by the independent actuary are reasonable;
   - The actuarial methods used to determine your reserves;
   - The key assumptions that materially affect the estimate of your loss reserves;
   - What factors caused changes in your prior year loss reserve estimates for each period presented;
   - Whether the 5% change in loss ratio represents a reasonably likely change in your assumptions based on your historical changes in estimate, and if not, please revise your sensitivity analysis accordingly; and,
   - Whether management makes any adjustments to the reserve amounts received from the actuary to determine its loss reserve, and if so, the amount of the adjustments and how the amounts are determined.

Consolidated Financial Statements
Consolidated Statements of Operations, page 25

4. Please tell us how your presentation of "Reinsurance income" complies with Item 310 of Regulation S-B to present net sales or gross revenue. This comment also applies to your Forms 10-Q for March 31, 2008 and June 30, 2008. See Item 8-03(a) of Regulation S-X.

Consolidated Statements of Cash Flows, page 26

5. Please explain to us how your presentation of "deferred acquisition costs incurred" as an investing activity complies with SFAS 95.

Notes to Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Deferred Acquisition Costs, page 29

6. Please tell us how your determined it was appropriate to capitalize the direct response advertising costs in accordance with SOP 93-7 if you were unable to prove that the costs resulted in probable future economic benefits and establish verifiable historical patterns. Tell us why you believe it is appropriate to expense amounts capitalized at December 31, 2006 in 2007 and not restate your financial statements to reflect these costs as period expenses. Please specifically address what information you had at the time of your decision to capitalize the costs and what new facts led to your decision to expense them in 2007.

Exhibits 31.1 and 31.2

7. Please revise these certifications to include the entire introductory language of paragraph 4, which also addresses your officers' responsibility for establishing and maintaining internal control over financial reporting and the language of paragraph 4(b) of Item 601(b)(31) of Regulation SB. This comment also applies to the certifications filed with your Forms 10-Q for March 31, 2008 and June 30, 2008.

Form 10-KSB/A filed June 5, 2008

8. Exchange Act Rules 13a-14(a) and 15d-14(a) require an issuer's principal executive officer or officers and the principal financial officer or officers, or persons performing similar functions, each to certify in each quarterly and annual report, including transition reports, filed or submitted by the issuer under Section 13(a) or 15(d) of the Exchange Act. This certification requirement also applies to amendments to the reports. See Release No. 33-8124.

Form 10-Q for the Quarterly Period ended June 30, 2008

Note 6 – Reserve for Claims, page 12

9. It appears that you have significantly revised your provision for claims related to insured events of prior years. Please revise your disclosure to provide the following to explain the reasons for your change in estimate:
   a. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
   b. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant